Toro Ventures Inc.

12340 Seal Beach Boulevard

Suite B-190

Seal Beach, CA,90740

December 7, 2009

By Fax 202-772-9244 and by Edgar Filing

John Cannarella

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

cc: Mr. Bill MacDonald, Esq. (attorney for Toro Ventures)

            Re:      Toro Ventures Inc.

                        Form 10-KSB for the Fiscal Year Ended June 30, 2008

                        Filed September 26, 2008

                        Response Letter Dated July 7, 2009

                        Response Letter Dated August 31, 2009

                        File No. 000-51974

Dear Mr. Cannarella,

I received your letter inquiry request for information dated October 22, 2009.

With respect to your request I have immediately commenced my own inquiries, questions and answers regarding items 1-6. I have researched and examined the available documentation available to me from the previous administration in order to be as precise as possible in my response. Consequently, the questions raised in your letter and the facts relating thereto have been answered to the best of my ability.

Form 10-KSB for the Fiscal Year Ended June 30, 2008

General

1.  We anticipate filing the reports sometime in late January or early February of 2010.  The auditor is currently reviewing the reports.

2.   See attached audit report which covers the year ending June 30, 2008.  We also attach the financial statements for the year ending June 30, 2008 which contain the period from inception (April 11, 2005) to June 30, 2008 as disclosed in the Profit and Loss Statement and the Statements of Cash Flow confirming that this period has been reported on as per the audit report for the year ended June 30, 2008.

3.  We have prepared a draft Form 8-K, Item 4.01 Change in Registrants Certifying Accountant in preparation to file.  We are just waiting for the previous Accountant to issue their letter to the SEC on whether they agree or why they do not agree with the comments contained in our Form 8-K.  Upon receiving a copy of this letter, it will be attached to the Form 8-K and it will all be filed immediately thereafter.

Balance Sheet

4.  The subscriptions due were reported as a receivable as the monies were in transit from the subscriber of the shares and the funds had not been received and deposited into the bank account of the Company as of June 30, 2008.  The Statement of Cash Flows classifies the subscription as an Increase in Subscription Receivable which is consistent with the disclosure of this transaction in the other statements.

Item 8a: Controls and Procedures

5.  In light of your comments, we have redrafted our disclosure under item 8A: Controls and Procedures to be as follows:

Our Chief Executive Officer, President, and Chief Financial Officer (the "Certifying Officers") is responsible for establishing and maintaining effective and timely disclosure controls and procedures for the Company. The Certifying Officers have designed such disclosure controls and procedures to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to our Chief Executive Officer, President, and Chief Financial Officer (the "Certifying Officers"), as appropriate, to allow timely decisions regarding required disclosure.  The Certifying Officers have evaluated the effectiveness of the Company's disclosure controls and procedures and have concluded that, as of June 30, 2008, our disclosure controls and procedures were effective, in all material respects, with regard to the recording, processing, summarizing and reporting, within the time periods specified in the SECs rules and forms, for information required to be disclosed by us in the reports that we file or submit under the Exchange Act.  There have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

6.  The qualification as to the effectiveness of our internal control over financial reporting contained in the previous disclosure has been deleted and redrafted as noted above in number 5.

We trust that you will find our above-noted responses to your inquiries satisfactory. Should you have any further questions or comments, please do not hesitate to contact me by phone at (310) 245-4160 and/or by email to ToroVentures@gmail.com or to our corporate attorney fax (604) 681-4760.

Sincerely

-s-

Gregory Rotelli

President

Toro Ventures, Inc.

Attachment Report of Independent Registered Public Accounting Firm

September 26, 2008

Report of Independent Registered Public Accounting Firm<

To the Board of Directors and Shareholders of:

                                    Toro Ventures Inc.

We have audited the accompanying balance sheet of Toro Ventures Inc. as at June 30, 2008 and the statements of stockholders' equity, operations and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and the results of its operations and cash flows for the year then ended, in conformity with the accounting principals generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company incurred losses from operations since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fund its operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regards to this matter is also discussed in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The comparative figures were reported on by another accounting firm.

FAZZARI + PARTNERS LLP

Charted Accountants

Licensed Public Accountants